

Mail Stop 4561

June 16, 2016

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

>   **Re: Activision Blizzard, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2016**
>   **Filed May 9, 2016**
>   **Form 8-K filed May 5, 2016**
>   **File No. 001-15839**

Dear Mr. Durkin:

We have reviewed your May 24, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 13. Commitments and Contingencies

King Initial Public Offering (the "King IPO") Matter, page 25

1.   We note that you have not recorded a liability in relation to this matter and you believe that the claims are without merit. To the extent there is at least a reasonable possibility that a loss may be incurred, please tell us what consideration was given to disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Form 8-K filed May 5, 2016

Exhibit 99.1

2.   Your headline references "Record Q1 Non-GAAP Revenues and EPS, Growing 29% and 44% Respectively Year-over-Year" but does not provide an equally prominent descriptive characterization of the comparable GAAP measure. We also note several instances where you present a non-GAAP measure without presenting the comparable GAAP measure. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 ("the updated C&DI's"). Please review this guidance when preparing your next earnings release.

3.   We note the measures presented in the reconciliation of GAAP Net Income to Non-GAAP Measures. The adjustments for the "Net effect from deferral of net revenues and related cost of sales" are inconsistent with Question 100.04 of the updated C&DI's. Please review this guidance when preparing your next earnings release and periodic report.

4.   You appear to present your non-GAAP adjustments "net of tax" which is inconsistent with Question 102.11 of the updated C&DI's. Please review this guidance when preparing your next earnings release.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services